UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101) INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a) (Amendment No. 1)
Purchase Point Media Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

74614K 10 8
(CUSIP Number)
Michael Paige Jackson & Campbell, P.C. 1120 20th Street, NW Washington, DC 20036
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- l (e), 13d-l (f) or 13d- l (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 (b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the Notes).

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CUSIP No.	74614K 10 8
1. Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)
Steve Rubakh
2. Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☒
3. SEC Use Only
4. Source of Funds* PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	60,000,000 shares of common stock of Purchase Point Media Corporation (PPMC)owned directly.
8. Shared Voting Power	NA
9. Sole Dispositive Power
60,000,000 shares of common stock of PPMC owned directly; and an additional 4,028,000 shares of common stock through Mr. Rubakh’s holding of Series B Convertible Preferred Stock, which preferred shares are automatically converted into common stock upon effectiveness of the PPMC 1-for-20 reverse stock split of PPMC’s common stock.

10. Shared Dispositive Power	NA
11.         Aggregate Amount Beneficially Owned by Each Reporting Person

60,000,000 shares of common stock of PPMC owned directly; and an additional 4,028,000 shares of common stock through Mr. Rubakh’s holding of Series B Convertible Preferred Stock, which preferred shares are automatically converted into common stock upon effectiveness of the PPMC 1-for-20 reverse stock split of PPMC’s common stock.

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13. Percent of Class Represented by Amount in Row (11) 32.2% [estimated following effectiveness of 1-for-20 reverse split]
14. Type of Reporting Person* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No.   74614K 10 8

Item 1.  Security and Issuer

Common Stock, no par value, of Purchase Point Media Corporation, 6950 Central Highway, Pennsauken NJ 08109 (PPMC).

Item 2.  Identity and Background

(a)	Steve Rubakh

(b)	6950 Central Highway
Pennsauken, NJ 08109

(c)	President, Purchase Point Media Corporation

(d)	NA

(e)	NA

(f)	U.S.

Item 3.  Source and Amount of Funds or Other Consideration

Stock in Power Sports Factory, Inc. owned by Mr. Rubakh were exchanged for 60,000,000 shares of common stock of PPMC issued in May 2007, and 402,800 shares of Series B Convertible Preferred Stock of PPMC issued at the closing of the share exchange on September 5, 2007 [the Convertible Preferred Stock is automatically converted into 4,028,000 shares of PPMC common stock upon the effectiveness of the PPMC 1-for-20 reverse split of PPMC’s common stock].

Item 4.  Purpose of Transaction

The purpose of the transactions by Mr. Rubakh with PPMC was to transfer the ownership of Power Sports Factory, Inc. to PPMC, a corporate entity that would better be able to finance the business of Power Sports Factory, Inc.

(a)	NA

(b)	NA

(c)	NA

(d)	PPMC plans to change the Board of Directors of PPMC through the resignation of three directors and the appointment of three directors to fill the vacancies so created.

(e)
PPMC has filed Information Statements with the Securities and Exchange Commission (SEC) with regard to a proposed 1 for 20 reverse split of PPMC’s common stock.  PPMC intends to file a further Information Statement with the SEC with regard to the reverse split and the change of our Company’s name to Power Sports Factory, Inc.  Following completion of SEC review of the Information Statement, PPMC would be able to mail the Definitive Information Statement to stockholders and proceed to make the reverse split and name change effective.

(f)	NA

(g)	NA

(h)	NA

(i)	NA

(j)	NA

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Item 5.  Interest in Securities of the Issuer

(a)
Mr. Rubakh owns 60,000,000 shares of common stock of PPMC  directly; and an additional 4,028,000 shares of common stock through Mr. Rubakh’s holding of Series B Convertible Preferred Stock, which preferred shares are automatically converted into common stock upon effectiveness of the PPMC 1-for-20 reverse stock split of PPMC’s common stock.

(b)
Mr. Rubakh has the sole power to vote 60,000,000 shares of common stock of PPMC owned directly.

Mr. Rubakh has the sole power to dispose of 60,000,000 shares of common stock of PPMC owned directly; and an additional 4,028,000 shares of common stock through Mr. Rubakh’s holding of Series B Convertible Preferred Stock, which preferred shares are automatically converted into PPMC common stock upon effectiveness of the 1-for-20 reverse stock split of PPMC’s common stock.

(c)	NA

(d)	NA

(e)	NA

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

NA

Item 7.  Material to be Filed as Exhibits

NA

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SIGNATURE

     After  reasonable  inquiry and to the best of my  knowledge and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

Date: September 27, 2007	/s/ Steve Rubakh
Steve Rubakh

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